K10 3/15/14

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Centenium Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue – Suite 2216
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company
(Name - if individual, state last, first, middle name)

1140 Franklin Avenue – Suite 214 (Address) Garden City (City) NY 11530 (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

14048230

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/21/14

Centenium Advisors, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Paul J. Weissman, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Centenium Advisors, LLC for the period ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Subscribed and sworn
to before me

COURTNEY SCARBOROUGH
Notary Public-State of New York
No. 01SC6182716
Qualified in Kings County
Commission Expires March 3, 2016

Centenium Advisors, LLC

Statement of Financial Condition
December 31, 2013

CENTENIUM ADVISORS, LLC
Index
December 31, 2013

Page(s)

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

INDEPENDENT AUDITORS' REPORT

To the Shareholder

Centenium Advisors ,LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC the ("Company") as of December 31,2013.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error.

In making those risk assessments , the auditors consider internal control relevant to the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of

significant accounting estimates made by management as well as evaluating the overall presentation of the financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Centenium Advisors ,LLC as of December 31,2013, for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2014

CENTENIUM ADVISORS, LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 694,992
Fees receivable	2,208,646
Fixed assets (net of accumulated depreciation)	13,569
Other assets	40,017
Total assets	$ 2,957,224
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 242,528
Deferred taxes payable	38,500
Total liabilities	281,028
Members' equity	2,676,196
Total liabilities and members' equity	$ 2,957,224

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Centenium Advisors, LLC (the "Company"), a New York limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's securities business is limited to acting as a third party selling agent or "finder" for private collective investment vehicles (individually a "Fund", and collectively, the "Funds"). The Company is compensated for such activity on a fully disclosed basis by receiving from a Fund a referral fee consisting of a portion of the fees generated by investors introduced to such Fund by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
All revenues are recorded as earned.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for income tax purposes.

The Company is liable for New York City Unincorporated Business Tax. The Company is on the cash basis for income tax purposes

The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

Based on its analysis, the Managing Member has determined that the Company has not incurred any liabilities for unrecognized tax benefits as of December 31, 2013. However, the Managing Member's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes a tax liability along with interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2013.

4. Fixed Assets

Fixed assets at December 31, 2013 consists of:

Computer equipment and software	$ 26,482
Furniture and fixtures	63,720
Artwork	4,899
	95,101
Less: Accumulated depreciation and amortization	(81,532)
	$ 13,569

5. Commitments and Contingent Liabilities

The Company leases office space under an operating lease entered into in March 2007 which expires on the extension date of May 13, 2017. Two months of free rent under the extension of the lease have been abated and are being amortized over the first 18 month term of the extended term of the lease. The lease is subject to escalations of increased costs based on the Company's pro rata share of real estate taxes and other operating expenses.

Year Ending December 31,	Total Commitments
2014	$ 86,900
2015	88,900
2016	90,800
2017	38,400
	$ 305,000

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of approximately $632,100 which exceeded the required net capital by approximately $615,900

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with subparagraph (k)(2)(i) as the Company does not hold customers' cash or securities.

7. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements

8. Subsequent Events

Through the date the financial statements were issued, there are no further disclosures that need to be made.